August 26, 2009

Mr. Jeffery Edwards
Chief Financial Officer
Molecular Pharmacology (USA) Limited
Drug Discovery Centre
284 Oxford Street
Leederville 6007 Perth
Western Australia

Re: Molecular Pharmacology (USA) Limited
Form 10-KSB for the Fiscal Year Ended June 30, 2008
Filed October 2, 2008
File Number: 000-50156

Dear Mr. Edwards:

We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief